SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date May 15, 2007_________________________________

BIOTECH HOLDINGS LTD. _

(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2 _

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

News Release dated May 15, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

By: /s/ Robert Rieveley

Name: Robert Rieveley

Title: Chief Executive Officer

Date: May 15, 2007

BIOTECH HOLDINGS REVENUES GROW COMPARED TO EARLIER QUARTERS

Vancouver, B.C., May 15, 2007 - Biotech Holdings (the "Company", TSXV: BIO.V; OTC BB: BIOHF) reports that sales of its Sucanon diabetes drug for the quarter ended March 31, 2007 were $150,761. This was an increase of $23,567 or about 18.5 % over the revenues of the quarter ending December 31, 2006 and an increase of $122,526 or approximately 400% over revenues of $28,235 in the year-earlier quarter ending March 31, 2006.

The quarter ended March 31, 2007 was the second consecutive quarter of sales growth. To support this growth, the Company added an additional manager to its Mexico City office in January, 2007.

All figures are subject to confirmation in the issuance of the Company^s audited annual financial statements, including the March 31, 2007 quarter, which are projected to be made available and filed to sedar.com in the Company^s second fiscal quarter, ending September 30, 2007.

For further information, contact Austin Rand at Biotech Holdings, 1 888 216 111 (toll-free) 8a.m. to 4 p.m. Pacific time. For background information on Biotech Holdings, or to receive news updates, see www.biotechltd.com.

This release has been approved by the Board of Directors of Biotech Holdings. Directors of the Company can be reached through the Company^s main telephone number, 604 295 1119.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Robert B. Rieveley, President

On behalf of the Board of Directors

Any statements made in this release that are not based on historical fact are forward-looking statements. Any forward-looking statements made in this release represent management^s best judgement as to what may occur in the future. However, actual outcome and results are not guaranteed and are subject to certain risks, uncertainties and assumptions and may differ materially from what is expressed.